United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

SHAREHOLDERS DEBENTURES 1H20 1

www.vale.com vale.ri@vale.com Tel.: (55 21) 3485-3900 Investor Relations Department Ivan Fadel Andre Werner Samir Bassil Mariana Rocha Any additional information about the shareholders debentures, including the Prospectus for Public Trading of Shareholders Debentures, can be obtained on our website, www.vale.com/Investors/Equity and Debt/Shareholders debentures, fro m GDC Partners Serviços Fiduciários DTVM Ltda. as fiiduciary agent for the debentures, www.gdcdtvm.com.br, and from the CVM (Brazilian Securities and Exchange Commission). 2 Ticker code: CVRDA6

First half of 2020 (1H20)

Rio de Janeiro, September 30th, 2020 – Vale will pay today, R$ 493,944,592.41, equivalent to R$ 1.271221414 per shareholder debenture, related to the total premium for the period between January and June of 2020 (1H20). The financial settlement will occur on October 1st, 2020.

The total premium for 1H20 refers to (i) 1.80% of the net revenues from the sale of iron ore from the Northern System and (ii) 1.25% of the net revenues from the sale of copper concentrate from the Sossego mine.

Shareholders debentures premium

6-month period ending on June 30th, 2020 (R$)	
Premium on iron ore from the Northern System	479,706,751.83
Premium on copper concentrate	14,237,840.58
Premium on disposal of mining rights	0.00
Total premium	**493,944,592.41**
Premium per debenture	**1.271221414**

Premium of shareholders' debentures

R$/shareholders' debenture – 2H13/1H20


0.32
0.41
0.32
0.26
0.33
0.42
0.62
0.58
0.69
0.67
0.98
1.01
1.30
1.27
2H13
1H14
2H14
1H15
2H15
1H16
2H16
1H17
2H17
1H18
2H18
1H19
2H19
1H20

Income tax will be charged on the amount to be paid to debenture holders, as fixed-income investments, applying the rate in relation to the individual situation of the beneficiary, with the exception of those who can provide legal, unequivocal, and proof that they are exempt or subject to a differentiated taxation.

Annual premium of shareholders debentures

Year	Per debenture (R$)	Total amount (R$)
2011	0.057	22,372,791.36
2012	0.057	22,260,404.79
2013	0.341	132,642,793.33
2014	0.732	284,859,604.30
2015	0.594	230,899,093.47
2016	1.043	405,149,990.84
2017	1.270	493,550,875.87
2018	1.654	642,842,084.48
2019	2.316	900,017,354.07
1H20	1.271	493,944,592.41

3

Iron ore

In 1H20, sales of iron ore totaled 106.0 Mt out of which 80.1 Mt correspond to the sales volumes in the Northern System. Sales of Vale's iron ore, net of maritime freight costs, totaled R$ 39.5 billion in 1H20, out of which R$ 30.3 billion correspond to the Northern System. After applying the discounts provided in the Deed of Debentures to calculate the net revenues, among which R$ 2.7 billion are related to transportation expenses, and the percentage of 1.8%, the value of the premium related to net revenues of iron ore from the Northern System is R$ 479.7 million.

Premium on iron ore

R$ million	1H20	2H19	1H19	2H18	1H18
Net sales revenues from the Northern System[1]	26,650.4	27,730.0	21,265.1	20,472.8	13,837.5
% basis for calculation	1.8%	1.8%	1.8%	1.8%	1.8%
Premium on iron ore (R$ million)	**479.7**	**499.1**	**382.8**	**368.5**	**249.1**

[1] Gross sales minus expenses with transport and insurance and taxes on sales, which include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities.

In Vale's Southeastern System, iron ore sales from the mineral deposits covered by the Private Deed for Shareholder Debentures totaled 1.457 billion metric tons until June 30th, 2020. It is expected that the cumulative sales volume of 1.7 billion metric tons, from which the sales of the Southeastern System are entitled to payment of the premium, will be achieved in March 2026, if annual sales of this System, covered by the Deed for Shareholder Debentures, remain equal to the sales volume of the last 12 months, ending in 1H20. However, such forecast may not be confirmed, implying in anticipation or postponement of the aforementioned dates in order to obtain the cumulative sales levels.

4

Copper concentrate

In 1H20, sales of copper concentrate from Sossego totaled 156 thousand metric tons, 65.9% higher than the 94 thousand metric tons in the previous semester.

Sales of this product generated net revenues of R$ 1,139.0 million, a 105.9% increase when compared to the R$ 553.1 million in the previous semester.

The premium related to the sales of copper concentrate of R$ 14,237,840.58, is calculated from the application of the 1.25% percentage on the net sales revenue of R$ 1,139.0 million.

Premium on copper concentrate

R$ million	1H20	2H19	1H19	2H18	1H18
Net sales revenue[1]	1,139.0	553.1	895.4	1,070.1	929.2
% basis for calculation[2]	1.25%	1.25%	1.25%	1.25%	1.25%
Premium on copper concentrate	**14.2**	**6.9**	**11.2**	**13.4**	**11.6**

[1] Gross sales minus expenses with transport and insurance and taxes on sales, which include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities.

[2] On April 15, 1997, Vale only had a 50% stake in Mineração Serra do Sossego S.A. (Sossego). In 2001 Vale bought the remaining 50% of Sossego from Phelps Dodge do Brasil Mineração Ltda. Hence, the percentage basis for calculating premium is 2.5%, as described in the Deed of Issue of Debentures, multiplied by the Vale's share in the project at the time, 50%, and therefore, equal to 1.25%.

5

Sales and leasing of mining rights

In 1H20 there was no leasing of mining rights contained in the Deed of Debentures.

In 1H20 there was no sale of area from the mining site contained in the Debentures Deed.

Mining rights

In 1H20, there were no changes to the areas and hectares compared to the previous period. There was a change in relation to publications related to 1 area that did not alter the status of mining processes.

The mining rights in force on June 30th, 2020, covered by the Deed of Issue of Debentures, amount 315 processes, equivalent to 1,651,458.56 hectares and are shown in the attached Inventory of Mining Rights (in Portuguese only).

Projects under development

On July 29th, 2020, Vale announced its 2Q20 financial results, which are available on our website: http://www.vale.com/EN/investors/information-market/quarterly-results/Pages/default.aspx

Production from S11D reached 36.5 Mt in 1H20.

The following table presents the evolution of the announced projects related to future income from shareholders debentures.

Project	Status	Related future premium
Carajás Serra Sul S11D Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil. Estimated nominal capacity of 90 Mtpy.	• S11D (including mine, plant and associated logistics – CLN S11D) was completed at the end of 2019. • The duplication of the railway reached 100% of physical progress with 55 renovated yards.	Payment of 1.8% of net sales as from the beginning of sales volumes from S11D.
Northern System 240 Mtpy Expansion of the S11D project, adding 10 Mtpy to the Northern System nominal capacity. It is located in the Southern range of Carajás, Pará, Brazil.	• Construction works at the project's site were temporarily suspended in early April 2020 and resumed in early June 2020, with the relocation of construction sites to open path for earthmoving works. • The project reached 25% of physical progress.	Payment of 1.8% of net sales as from the beginning of sales volumes.

6

Attachment – Inventory of Mining Rights concession São Félix do Xingu, Parauapebas, Canaã dos Carajás, Marabá, Tucumã, Curionópolis e Água Azul do Norte Gold, silver, copper, iron, manganese, nickel, quartzite, granite, beryl, tin, tantalum Mining concession Carajás PA 285,118.79 concession Guanhães, Morro do Pilar, Sabinópolis, Senhora do Porto and Conceição do Mato Dentro Espinhaço Mining concession MG Gold, iron 23,312.99 do Norte, Ourilândia do Norte PA 53,488.17 silver to mine Saprolite, sulphur, phosphate, manganese, gold, titanium Application to carry out research Almeirim, Mazagão and Monte Alegre AP, PA Parú Jari Sul 1,225,062.00 Ferrífero Gonçalo do Rio Abaixo, quartz, manganese, concession Riacho dos Machados Rio Pardo de Minas and Riacho dos Machados Application to mine MG Iron, zinc 11,100.25 Lagamar permit 1 Most advanced stage of all areas in the block. 7 VazanteVazante, Coromandel andMGZinc10,353.72Research Santa Bárbara, Mariana, Nova Lima, Itabira,Dolomite, iron, gold, QuadriláteroBrumadinho, Ouro Preto, São MGarsenic, vanadium,35,304.65Mining Barão de Cocais, Caeté, Riosilver, nickel Piracicaba e Catas Altas GradaúsRio Maria, Bannach, CumarúTungsten, chromium,Application and Tucumã CorumbáLadário and CorumbáMTIron7,034.76Mining BlockMunicipalityStateSubstance(s)HectaresStage1 CachoeiroCachoeiro do ItapemirimESLimestone683.23Mining

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: September 30, 2020		Director of Investor Relations